December 2007 Pricing Sheet dated December 7, 2007 relating to Preliminary Terms No. 447 dated November 26, 2007 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
RevConsSM
Three RevConsSM Each Based on a Different Common Stock Due March 12, 2008
Reverse Convertible Securities
This pricing sheet offers three separate RevCons, each relating to the common stock of a different underlying company.
PRICING TERMS FOR ALL REVCONS – DECEMBER 7, 2007
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day up to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Closing price trigger event
Coupon:	Payable monthly at the specified interest rate beginning January 12, 2008.
Pricing date:	December 7, 2007
Listing:	The RevCons will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated

SPECIFIC TERMS FOR EACH REVCONS
Underlying stock:	Apple Inc. (“AAPL”)	Deere & Company (“DE”)	Foster Wheeler Ltd. (“FWLT”)
Maturity date:	March 12, 2008	March 12, 2008	March 12, 2008
Interest rate:	26% per annum	18% per annum	29.5% per annum
Trigger level:	80%	80%	80%
Determination date:	March 7, 2008	March 7, 2008	March 7, 2008
Original Issue Date:	December 12, 2007	December 14, 2007	December 12, 2007
CUSIP:	617446Z44	617446Z69	617446Z51
Initial share price:	$194.30	$88.11	$165.48
Trigger price:	$155.440	$70.488	$132.384
Exchange ratio:	5.14668	11.34945	6.04303
Aggregate principal amount:	$8,400,000	$3,100,000	$1,800,000

	Per AAPL RevCons	Total	Per DE RevCons	Total	Per FWLT RevCons	Total
Price to public	$1,000	$8,400,000	$1,000	$3,100,000	$1,000	$1,800,000
Agent’s commissions(1)	$7.50	$63,000	$7.50	$23,250	$7.50	$13,500
Proceeds to company	$992.50	$8,337,000	$992.50	$3,076,750	$992.50	$1,786,500
(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for reverse convertible securities (“RevCons”).

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING AND THE RELATED
PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 447 dated November 26, 2007
Prospectus Supplement for RevCons dated March 2, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.